UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.  Form
4 or Form 5 obligations may continue.  See Instruction 1(b).

1.  Name and Address of Reporting Person

    Julia Oliver
    350 Park Avenue, 11th Floor
    New York, New York  10022

2.  Issuer Name and Ticker or Trading Symbol

    AEP Industries, Inc.
    AEPI

3.  IRS Number of Reporting Person (Voluntary)

4.  Statement for Month/Year

    10/00

5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner* ( ) Officer (give title below) ( ) Other (specify below)


7.  Individual or Joint/Group Filing (check Applicable Line)

      X    Form filed by One Reporting Person
           Form filed by More than One Reporting Person

                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________

   Common Stock                                                                               0       D
   Common Stock                                          (See attached Schedule A)        7,980       I               (1)
   Common Stock                                          (See attached Schedule B)    1,122,233       I               (2)


                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
















|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of   |
|     Derivative        |    derivative     |     Form of       |     Indirect    |
|     Security          |    Securities     |     Derivative    |     Beneficial  |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership   |
|                       |    cially         |     Direct (D)    |     (Instr. 4)  |
|                       |    Owned at       |     or Indirect   |                 |
|                       |    End of         |     (I) (Instr.   |                 |
|                       |    Month          |     4)            |                 |
|                       |    (Instr. 4)     |                   |                 |
|_______________________|___________________|___________________|_________________|


Explanation of Responses:

* In accordance with Instruction 4(b)(ii) and Exchange Act Rule 16a-1(a)(2)(ii)(C), the entire amount of the Issuer's securities held by a managed account with which the undersigned is party to an investment management agreement is reported herein. The undersigned disclaims any beneficial ownership of any of the securities to which this note relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

** The securities to which this note relates are held by partnerships of which the undersigned is a managing member of the general partner. In accordance with Instruction 4(b)(iv) the entire amount of the Issuer's securities held by the partnerships is reported herein. The undersigned disclaims any beneficial ownership of any of the Issuer's securities to which this note relates for purposes of
      Section 16 of the Securities Exchange Act of 1934, as amended, except as to securities representing the undersigned's pro-rata partnership interest in, and interest in the profits of, the partnerships.

Signature of Reporting Person:

/s/Julia Oliver
__________________________
Julia Oliver

Date: October 19, 2000

****  Intentional misstatements or omissions of facts constitute
      Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
      78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.

Schedule A

Trade Date          Transaction Type                 Quantity                    Price Per Share

10/3/00                 BUY                            100                            33.86
10/4/00                 BUY                            100                            33.81
10/5/00                 BUY                            200                            33.91
10/6/00                 BUY                            100                            34.00
10/9/00                 BUY                            100                            33.99
10/10/00                BUY                            100                            33.97
10/11/00                BUY                            100                            33.91
10/12/00                BUY                            151                            33.92
10/13/00                BUY                            276                            34.02
10/16/00                BUY                            156                            34.06
10/18/00                BUY                            100                            33.93
10/19/00                BUY                            100                            34.07
10/20/00                BUY                            100                            34.01
10/23/00                BUY                            100                            34.03
10/24/00                BUY                            100                            34.16
10/26/00                BUY                            100                            34.16
10/27/00                BUY                            100                            34.21
10/30/00                BUY                             36                            34.24

Schedule B

Trade Date          Transaction Type                     Quantity                      Price Per Share

10/2/00                 BUY                              4200                            33.91
10/3/00                 BUY                              5300                            33.86
10/4/00                 BUY                             11300                            33.81
10/5/00                 BUY                              6000                            33.91
10/6/00                 BUY                              6000                            34.00
10/9/00                 BUY                              7500                            33.99
10/10/00                BUY                              5700                            33.97
10/11/00                BUY                             10600                            33.91
10/12/00                BUY                             14949                            33.92
10/13/00                BUY                             27324                            34.02
10/16/00                BUY                             15444                            34.06
10/17/00                BUY                              4400                            34.03
10/18/00                BUY                              7600                            33.93
10/19/00                BUY                             10600                            34.07
10/20/00                BUY                              5300                            34.01
10/23/00                BUY                              7200                            34.03
10/24/00                BUY                             12300                            34.16
10/25/00                BUY                              1700                            34.21
10/26/00                BUY                              6700                            34.16
10/27/00                BUY                              6100                            34.21
10/30/00                BUY                              3564                            34.24
10/31/00                BUY                              2900                            34.30










00126001.AJ2